CASTLE BIOSCIENCES, INC.

505 S. Friendswood Drive, Suite 401

Friendswood, Texas 77546

April 12, 2024

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Castle Biosciences, Inc.

Registration Statement on Form S-3

File No. 333-277470

Ladies and Gentlemen:

Castle Biosciences, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-277470) to become effective on Tuesday, April 16, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Carlos Ramirez of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlos Ramirez of Cooley LLP, counsel to the Registrant, at (858) 550-6157 or, in his absence, Thomas Coll at (858) 550-6013 or Sarah Curry at (212) 479-6652.

[remainder of page intentionally left blank]

Very truly yours,

CASTLE BIOSCIENCES, INC.

By:	/s/ Derek J. Maetzold
Name:	Derek J. Maetzold
Title:	President and Chief Executive Officer

cc:	Carlos Ramirez, Cooley LLP

Thomas Coll, Cooley LLP

Sarah Curry, Cooley LLP